Filed by Central Pacific Financial Corp.

Pursuant to Rule 425 of the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14d-2 and Rule 14a-12

under the Securities Exchange Act of

1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 333-104783

The following is a press release issued by Central Pacific Financial Corp. on December 15, 2003:

Investor Contact:	Media Contact:
Neal Kanda	Ann Takiguchi
VP & Treasurer	PR/Communications Officer
(808) 544-0622	(808) 544-0685

neal.kanda@centralpacificbank.com	ann.takiguchi@centralpacificbank.com

NEWS RELEASE

CENTRAL PACIFIC RECEIVES FED APPROVAL FOR

PROPOSED MERGER WITH CITY BANK

Honolulu, HI—December 15, 2003 - The Federal Reserve Board (FRB) today approved Central Pacific Financial Corp.’s (NYSE: CPF) application to acquire control of CB Bancshares Inc. (NASDAQ: CBBI).

“We are extremely pleased to have received the Federal Reserve Board’s approval, which represents an important step in moving this merger forward,” said Clint Arnoldus, Central Pacific CEO.  “In essence, this approval provides independent, objective support for our view that this combination would not create management, anti-competitive, antitrust, or other concerns.  We believe that combining the best of both our banks will create a stronger, Hawaii-based bank focused on our community needs.”

The FRB determined that the financial and managerial factors of the proposed acquisition are consistent with the standards of the Bank Holding Company Act.  The FRB also determined that the combination would not be likely to result in a significantly adverse effect on competition in the Hawaii market and noted that the Department of Justice has come to a similar conclusion.

The FRB considered the examinations conducted by the FDIC on both banks, and with reference to support of small business and Community Reinvestment Act (CRA) issues, noted that the examiners found that “…approximately 65 percent of CP Bank’s (Central Pacific Bank’s) small loans to businesses were made to small businesses, which significantly exceeded the record of lenders in the aggregate (“aggregate lenders”), and concluded that CP Bank was clearly addressing the credit needs of small businesses.”  The FRB order also stated that the examiners “characterized CP Bank as a leader in making community development loans and noted that the majority of these loans addressed the need for financing for affordable rental housing.”  The FRB further cited the “Outstanding” ratings Central Pacific received for both the CRA Investment Test and the Service Test in its 2002 CRA examination.

The FRB also indicated in its approval order that the combined company would have a “cushion above the minimum levels necessary to meet the regulatory definition of well capitalized.”  A copy of the FRB approval order can be found on their website at www.federalreserve.gov.

The State of Hawaii Division of Financial Institutions has held a public hearing on the proposed merger on December 8 and 9, 2003 and has indicated that their decision would be made no later than February 18, 2004.  As previously announced, Central Pacific has proposed to acquire CBBI for cash and stock valued at $300 million as of December 15, 2003.

Central Pacific Financial Corp. is a Hawaii-based bank holding company with $2.1 billion in assets. Central Pacific Bank, its subsidiary, is Hawaii’s third largest commercial bank with 24 branches statewide, including five supermarket branches and more than 70 ATMs.

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FORWARD LOOKING INFORMATION

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003, May 9, 2003 and July 17, 2003, respectively.  The registration statement is not final and will be further amended.  CPF filed a definitive proxy revocation statement on May 22, 2003 and a preliminary proxy statement on May 9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable, from CBBI shareholders for special meetings of CBBI shareholders.  Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC’s Internet web site at (www.sec.gov).  The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s definitive proxy revocation statement as filed on May 22, 2003 and a preliminary proxy statement as filed on May 9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.